UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2026

Commission File Number: 001-42606

CONCORDE INTERNATIONAL GROUP LTD

(Exact Name of Registrant as Specified in Its Charter)

3 Ang Mo Kio Street 62, #01-49 LINK@AMK

Singapore 569139

Tel: +65 2960802

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒           Form 40-F ☐

On August 21, 2026, Concorde International Group Ltd. (the “Company”) granted an aggregate of 85,094 restricted Class A ordinary shares under its 2025 Equity Incentive Plan to certain employees of the Company in consideration of services rendered to the Company. Immediately after the issuance of these Class A ordinary shares, the Company has 206,759,450 Class A ordinary shares issued and outstanding, and 20,311,112 Class B ordinary shares issued and outstanding.

SIGNATURE(S)

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 22, 2026

CONCORDE INTERNATIONAL GROUP LTD.

By:	/s/ Swee Kheng Chua
Name:	Swee Kheng Chua
Title:	Chief Executive Officer and Chairman

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